As Filed Pursuant
                                                               to Rule 424(b)(3)
                                                     Registration No.: 333-61912

PROSPECTUS
                             Conexant Systems, Inc.

                                  Common Stock
           (including the associated preferred share purchase rights)

                                 ---------------


         This prospectus relates to shares of our common stock, and shares of our common stock issuable upon the exercise of options to purchase shares of our common stock, issued prior to the date of this prospectus in connection with our acquisition of all of the outstanding shares and options of Microcosm Communications Limited ("Microcosm").

         This includes 1,532,430 shares of our common stock and 94,078 shares of our common stock issuable upon the exercise of options that we issued in connection with the initial closing of the Microcosm acquisition and 1,982,735 shares of our common stock and 334,827 shares of our common stock issuable upon the exercise of options that we have subsequently issued to former Microcosm shareholders and option holders upon the release of the indemnification holdback as provided in the Stock Purchase Agreement dated as of January 6, 2000 among us and the former Microcosm shareholders and option holders (the "Stock Purchase Agreement").

         This prospectus may be used by:

         o the former shareholders of Microcosm to resell any of the shares of our common stock we have issued to them under the Stock Purchase Agreement at or after the closing and prior to the date of this prospectus;

         o any transferee of restricted shares of our common stock issued as described above to former shareholders of Microcosm under the Stock Purchase Agreement; and

         o us to offer and sell shares of our common stock upon the exercise of options we have issued to former option holders of Microcosm under the Stock Purchase Agreement at or after the closing and prior to the date of this prospectus.

The 1,523,430 shares of our common stock and 94,078 shares of our common stock issuable upon the exercise of options to purchase our common stock issued at the closing of the Microcosm acquisition were previously registered under the Securities Act. This prospectus supersedes the prospectus dated February 23, 2000 to the extent of resales, offers and sales made on or after the date of this prospectus in respect of former shareholders and option holders of Microcosm and their transferees.

         Our common stock is traded on the Nasdaq National Market under the symbol "CNXT". On May 25, 2001, the last reported sale price for our common stock on the Nasdaq National Market was $9.83 per share.

         Investing in the common stock involves a high degree of risk. Please consider the "Risk Factors" beginning on page 2 of this prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                  The date of this prospectus is June 11, 2001.


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                                TABLE OF CONTENTS



                                                                          Page

Summary.....................................................................1
Risk Factors................................................................3
Use Of Proceeds............................................................19
Price Range of Common Stock................................................19
Dividend Policy............................................................20
Determination of Option Exercise Prices....................................20
Microcosm Stock Option Plan................................................21
Description of Capital Stock...............................................23
U.K. Tax Considerations....................................................32
U.S. Federal Income Tax Considerations.....................................33
Selling Securityholders....................................................37
Plan of Distribution.......................................................39
Legal Matters..............................................................41
Experts....................................................................42
How to Obtain More Information.............................................42
Forward-Looking Statements.................................................43


                                 ---------------

                                     SUMMARY


Conexant Systems, Inc.

         Conexant Systems, Inc. (which may be referenced to as Conexant, the Company, we, us or our) is a leader in semiconductor system solutions for communications applications. Conexant leverages its expertise in mixed-signal processing to deliver integrated systems and semiconductor products which facilitate communications worldwide through wireline voice and data communications networks, cordless and cellular wireless telephony systems, personal imaging devices and equipment, and emerging cable and wireless broadband communications networks. The Company operates in two business segments: the Personal Networking business and Mindspeed Technologies(TM), the Company's Internet infrastructure business.

         The Personal Networking business designs, develops and sells semiconductor products and system solutions in four general communications applications markets: Personal Computing, Personal Imaging, Digital Infotainment and Wireless Communications. Personal Computing products include telephony-based communications solutions for personal computing terminals and other communication devices such as gaming consoles, web browsers and handheld devices. Personal Imaging products consist of semiconductor and software products that enable image capture, processing and output for fax machines, printers and digital still and video cameras. Digital Infotainment products include semiconductor solutions that perform communication and media processing functions within a variety of information and entertainment platforms. Wireless Communications products are comprised of components, subsystems and system-level semiconductor solutions for wireless voice and data communication applications, including digital cellular handsets and base stations, cordless telephones and global positioning system receivers.

         Mindspeed Technologies designs, develops and sells semiconductor products and system solutions for key communications infrastructure equipment markets including broadband access, multi-service access and wide area network transport. Mindspeed Technologies' broad product portfolio allows it to provide network infrastructure original equipment manufacturers ("OEMs") with system-level semiconductor solutions including multi-service access and high-speed digital subscriber line ("DSL") products used in a variety of network access platforms such as remote access concentrators, voice gateways, digital loop carriers, DSL access multiplexers and integrated access devices. Mindspeed Technologies also provides network infrastructure OEMs with an extensive family of communication solutions that support the aggregation, transmission and switching of data, video and voice from the edge of the network to the optical backbone, including T/E carrier, asynchronous transfer mode ("ATM") and synchronous optical networking/synchronous digital hierarchy products and network processors. These products are used in a variety of network equipment including high-speed routers, ATM switches, optical switches, add-drop multiplexers and digital cross-connect systems.

         Before December 31, 1998, we were a wholly owned subsidiary of Rockwell International Corporation ("Rockwell") and, together with certain other subsidiaries and divisions of Rockwell, operated Rockwell's semiconductor systems business. On December 31, 1998, we became an independent, separately traded, publicly-held company when Rockwell distributed all the outstanding shares of our common stock to the shareowners of Rockwell in a tax-free spin-off.

         On March 26, 2001, we announced a plan to spin-off our Personal Networking business by means of a pro rata distribution to our shareowners of all the outstanding shares of New Conexant Systems, Inc., a newly formed Delaware corporation ("New Conexant"), which will own and operate the Personal Networking business. The distribution is subject to a number of conditions, including approval by our shareowners of the contribution of the Personal Networking business to New Conexant and the distribution. In connection with the distribution, we will change our name to Mindspeed Technologies, Inc. and New Conexant will assume the name Conexant Systems, Inc. Following the distribution, Microcosm will be a subsidiary of Mindspeed Technologies.

         Our principal executive offices are located at 4311 Jamboree Road, Newport Beach, California 92660-3095 and our telephone number is (949) 483-4600.

Acquisition of Microcosm Communications Limited

         On January 6, 2000, we completed the acquisition of all outstanding ordinary, "A" ordinary and preference shares and options to purchase ordinary shares of Microcosm, a leading supplier of high-speed integrated circuits for fiber optic communications located in Bristol, England. The purchase price was approximately $129 million, subject to a holdback of approximately $18 million to pay any contingent indemnification obligations and to payment of additional consideration of up to approximately $52 million, payable in shares of our common stock and stock options, if certain performance and technology goals are achieved.

         The closing payment was made by delivery of 1,523,430 shares of our common stock to the shareholders of Microcosm and options to purchase 94,078 shares of our common stock to the option holders of Microcosm.

         We have subsequently issued 1,982,735 shares of our common stock to certain former shareholders and options to purchase 334,827 shares of our common stock to former option holders of Microcosm, upon the release of the indemnification holdback.

         Under the Stock Purchase Agreement, we agreed to register the resale of shares of our common stock issued at the closing of the acquisition transaction and the sale of shares issuable upon the exercise of options granted at the closing of the acquisition transaction. Those shares of common stock were initially registered pursuant to our Registration Statement on Form S-3 (Registration No. 333-30596). Under the Stock Purchase Agreement, we also agreed to register the resale of shares of our common stock issued upon any release of the indemnification holdback or as additional consideration if the technology and performance goals referred to above are achieved, as well as the sale of shares of our common stock issuable upon exercise of any stock options that may be granted in connection with those events.

         This prospectus covers resales of shares of our common stock issued to former shareholders of Microcosm under the Stock Purchase Agreement and our issuance of common




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


stock upon exercise of any options granted to former option holders of Microcosm under the Stock Purchase Agreement.


                                  RISK FACTORS


         Our business, financial condition and operating results can be impacted by a number of factors including, but not limited to, those set forth below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results.

         You should carefully consider and evaluate all of the information in this Report, including the risk factors listed below. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could materially and adversely affect the price of our common stock or other securities.

We have recently incurred substantial operating losses, and we anticipate additional future losses.

         Our net revenues for the first six months of fiscal 2001 were $661 million compared to $1.0 billion for the comparable fiscal 2000 period due to sharply reduced end-customer demand in many of the communications electronics end-markets which our products address. We incurred a loss (before an extraordinary gain) of $469 million for the first six months of fiscal 2001.

         In March 2001, we announced a number of expense reduction initiatives and a comprehensive business reassessment focused on leveraging our core capabilities and aligning resources with our highest-growth, highest-margin market opportunities. The expense reduction initiatives include workforce reductions, temporary shutdowns of our manufacturing facilities, significant reductions in capital spending, the consolidation of certain facilities, and salary reductions of 10% for our senior management team until we return to profitability. However, these expense reduction initiatives alone will not return us to profitability. We expect that reduced end-customer demand, underutilization of our manufacturing capacity, changes in our revenue mix and other factors will continue to adversely affect our operating results in the near term and we anticipate incurring additional losses through fiscal 2001. In order to return to profitability, we must achieve substantial revenue growth and we currently face an environment of uncertain demand in the markets our products address. We cannot assure as to whether or when we will return to profitability or whether we will be able to sustain such profitability, if achieved.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

         The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand.

         The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles (of both semiconductor companies' and their customers'




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


products) and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. We have experienced these conditions in our business in the past, are currently experiencing a significant downturn, and may experience such downturns in the future.

         During the first six months of fiscal 2001, we -- like many of our customers and competitors -- have been adversely impacted by a broad slow-down affecting the technology sector, including most of the communications electronics end-markets which our products address. The impact of weakened end-customer demand has been compounded by higher than normal levels of equipment and component inventories among our OEM, subcontractor and distributor customers. As a result of this sharply reduced demand across our product portfolio, we recorded $206.1 million of inventory reserves in the first six months of fiscal 2001. We expect that reduced end-customer demand, underutilization of our manufacturing capacity, changes in our revenue mix and other factors will continue to adversely affect our operating results in the near term.

         In addition, the current environment of weak end-customer demand and high levels of channel inventories has, in some cases, led to delays in payments for our products. During the first six months of fiscal 2001, we recorded $12.9 million of additional provisions for uncollectible accounts receivable from certain slow-paying customers. In the event that our customers delay payments to us, or are unable to pay amounts owed to us, we may incur additional losses on our accounts receivable.

         From time to time the semiconductor industry also has experienced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to general semiconductor industry conditions and general economic conditions.

We are subject to intense competition and could lose business to our competitors.

         The semiconductor industry in general and the markets in which we compete in particular are intensely competitive. We compete worldwide with a number of United States and international semiconductor manufacturers that are both larger and smaller than us in terms of resources and market share. We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted and is expected to continue to result in declining average selling prices for our products. We also anticipate that additional competitors will enter our markets as a result of growth opportunities in communications electronics, the trend toward global expansion by foreign and domestic competitors, technological and public policy changes and relatively low barriers to entry in certain markets of the industry. Moreover, as with many companies in the semiconductor industry, customers for certain of our products offer other products that compete with similar products offered by us.

         We believe that the principal competitive factors for semiconductor suppliers in our market are:

         o    time-to-market;

         o    product performance;

         o    level of integration;

         o    price and total system cost;

         o    compliance with industry standards;

         o    design and engineering capabilities;

         o    strategic relationships with customers;

         o    customer support;

         o    new product innovation; and

         o    quality.

         The specific bases on which we compete vary by market. We cannot assure you that we will be able to successfully address these factors.

         Many of our current and potential competitors have certain advantages over us, including:

         o    longer operating histories and presence in key markets;

         o    greater name recognition;

         o    access to larger customer bases; and

         o significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources.

         As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products than we can.

         Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers' purchasing decisions. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete successfully against current and potential competitors.

         Many of our competitors have combined with each other and consolidated their businesses, including the consolidation of competitors with our customers. This is attributable to a number of factors, including the high-growth nature of the communications electronic industry and the time-to-market pressures on suppliers to decrease the time required for product conception, research and development, sampling and production launch before a product reaches the market. This consolidation trend is expected to continue, since investments, alliances and acquisitions may enable semiconductor suppliers, including us and our competitors, to augment technical capabilities or to achieve faster time-to-market for their products than would be possible solely through internal development.

         Consolidations by industry participants, including in some cases, acquisitions of certain of our customers by our competitors, are creating entities with increased market share, customer base, technology and marketing expertise in markets in which we compete. These developments may significantly and adversely affect our current markets, the markets we are seeking to serve and our ability to compete successfully in those markets.

Our success is dependent upon our ability to timely develop new products and reduce costs.

         Our operating results will depend largely on our ability to continue to introduce new and enhanced semiconductor products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others:

         o our ability to anticipate customer and market requirements and changes in technology and industry standards;

         o    our ability to accurately define new products;

         o our ability to timely complete development of new products and bring our products to market on a timely basis;

         o our ability to differentiate our products from offerings of our competitors; and

         o    market acceptance of our products.

         Furthermore, we are required to continually evaluate expenditures for planned product development and to choose among alternative technologies based on our expectations of future market growth. We cannot assure you that we will be able to develop and introduce new or enhanced products in a timely and cost-effective manner, that our products will satisfy customer requirements or achieve market acceptance, or that we will be able to anticipate new industry standards and technological changes. We also cannot assure you that we will be able to respond successfully to new product announcements and introductions by competitors.

         In addition, prices of established products may decline, sometimes significantly, over time. We believe that in order to remain competitive we must continue to reduce the cost of producing and delivering existing products at the same time that we develop and introduce new or enhanced products. We cannot assure you that we will be able to continue to reduce the cost of our products to remain competitive.

We may be unable to make the substantial research and development investments required to remain competitive in our business.

         The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced products. We cannot assure you that we will have sufficient resources to develop new and enhanced technologies and competitive products.

We may not be able to keep abreast of the rapid technological changes in our markets.

         The demand for our products can change quickly and in ways we may not anticipate because our markets generally exhibit the following characteristics:

         o    rapid technological developments;

         o    evolving industry standards;

         o    changes in customer requirements;

         o    frequent new product introductions and enhancements; and

         o short product life cycles with declining prices over the life cycle of the product.

         Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology, particularly due to the introduction of new technology that represents a substantial advance over current technology. Currently accepted industry standards are also subject to change, which may contribute to the obsolescence of our products.

We may not be able to attract and retain qualified personnel necessary for the design, development, manufacture and sale of our products. Our success could be negatively affected if key personnel leave.

         Our future success depends on our ability to continue to attract, retain and motivate qualified personnel, including executive officers and other key management and technical personnel. As the source of our technological and product innovations, our key technical personnel represent a significant asset. The competition for such personnel is intense in the semiconductor industry. We cannot assure you that we will be able to continue to attract and retain qualified management and other personnel necessary for the design, development, manufacture and sale of our products.

         We may have particular difficulty attracting and retaining key personnel during periods of poor operating performance, given the significant use of equity-based compensation by our competitors and us. The loss of the services of one or more of our key employees, including Dwight W. Decker, our Chairman and Chief Executive Officer, or certain key design and technical personnel, or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our ability to operate our business.

If OEMs of communications electronics products do not design our products into their equipment, we will have difficulty selling those products. Moreover, a design win from a customer does not guarantee future sales to that customer.

         Our products are not sold directly to the end-user but are components of other products. As a result, we rely on OEMs of communications electronics products to select our products from among alternative offerings to be designed into their equipment. Without these "design wins" from OEMs, we would have difficulty selling our products. Once an OEM designs another supplier's semiconductors into its products, it will be more difficult for us to achieve future design wins with that OEM's product platform because changing suppliers involves significant cost, time, effort and risk. Achieving a design win with a customer does not ensure that we will receive significant revenues from that customer. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to stop using our products, for example, if its own products are not commercially successful or for any other reason. We may be unable to achieve design wins or to convert design wins into actual sales.

Because of the lengthy sales cycles of many of our products, we may incur significant expenses before we generate any revenues related to those products.

         Our customers may need six months or longer to test and evaluate our products and an additional six months or more to begin volume production of equipment that incorporates our products. The lengthy period of time required also increases the possibility that a customer may decide to cancel or change product plans, which could reduce or eliminate sales to that customer. As a result of this lengthy sales cycle, we may incur significant research and development, and selling, general and administrative expenses before we generate the related revenues for these products, and we may never generate the anticipated revenues if our customer cancels or changes its product plans.

Uncertainties involving the ordering and shipment of our products could adversely affect our business.

         Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders until 30 days prior to shipment. In addition, we sell a portion of our products through distributors, some of whom have rights to return unsold products to us. Sales to distributors accounted for approximately 19% of fiscal 2000 net revenue and 28% of net revenue in the first six months of fiscal 2001. We routinely purchase inventory based on estimates of customer demand for their products, which is difficult to predict. This difficulty may be compounded when we sell to OEMs indirectly through distributors or contract manufacturers, or both, as our forecasts of demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory, which could result in write-downs of inventory.

         Recently, the communications electronics markets which we address have been characterized by dramatic changes in end-user demand and continued high levels of channel




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inventories which have reduced visibility into future demand for our products.
We expect that these and other factors will continue to affect our revenues in the near term. As a result of sharply reduced demand across our product portfolio, we recorded $206.1 million of inventory reserves in the first six months of fiscal 2001.

Our manufacturing process is extremely complex and specialized.

         Our manufacturing operations are complex and subject to disruption due to causes beyond our control. The fabrication of integrated circuits is an extremely complex and precise process consisting of hundreds of separate steps. It requires production in a highly controlled, clean environment. Minute impurities, errors in any step of the fabrication process, defects in the masks used to print circuits on a wafer or a number of other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer not to function.

         Our operating results are highly dependent upon our ability to produce large volumes of integrated circuits at acceptable manufacturing yields. Our operations may be affected by lengthy or recurring disruptions of operations at any of our production facilities or those of our subcontractors. These disruptions may include labor strikes, work stoppages, electrical power outages, fire, earthquake, flooding or other natural disasters. These disruptions could cause significant delays in shipments until we could shift the products from an affected facility or subcontractor to another facility or subcontractor.

         In the event of these types of delays, we cannot assure you that the required alternate capacity, particularly wafer production capacity, would be available on a timely basis or at all. Even if alternate wafer production capacity is available, we may not be able to obtain it on favorable terms, which could result in a loss of customers. We may be unable to obtain sufficient manufacturing capacity to meet demand, either at our own facilities or through foundry or similar arrangements with others. Certain of our manufacturing facilities are located near major earthquake fault lines, including our California and Mexico facilities. We maintain only minimal earthquake insurance coverage on these facilities.

         Due to the highly specialized nature of the gallium arsenide semiconductor manufacturing process, in the event of a disruption at our Newbury Park, California wafer fabrication facility, alternate gallium arsenide production capacity would not be readily available from third-party sources. Although we have a multi-year agreement with a foundry that guarantees us access to additional gallium arsenide wafer production capacity, a disruption of operations at our Newbury Park wafer fabrication facility or the interruption in the supply of epitaxial wafers used in our gallium arsenide process could have a material adverse effect on our business, financial condition and results of operations, particularly with respect to our Wireless Communications products.

         Our long-term revenue growth is also dependent on our ability to achieve a balance of internal and external manufacturing capacity, including wafer production capacity. During times when the semiconductor industry is experiencing an excess of wafer fabrication capacity, we are at a relative disadvantage when compared to some of our competitors who rely primarily on outside foundries because our wafer fabrication facilities require substantial fixed costs and investment. We have recently entered into agreements with outside foundries to secure external




                                       9
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wafer manufacturing capacity, including additional gallium arsenide wafer production capacity. During times of limited capacity, internal wafer fabrication facilities ensure that we have access to manufacturing capacity. We continue to explore wafer manufacturing alternatives, which may include increased use of outside foundries, entering into new or expanded business relationships with respect to wafer manufacturing or other actions related to our wafer manufacturing facilities. We cannot assure you that we will be successful in implementing any of these alternatives.

We may not be able to achieve manufacturing yields that contribute positively to our gross margin and profitability.

         Minor deviations in the manufacturing process can cause substantial manufacturing yield loss, and in some cases, cause production to be suspended. Manufacturing yields for new products initially tend to be lower as we complete product development and commence volume manufacturing, and will typically increase as we ramp to full production. Our forward product pricing includes this assumption of improving manufacturing yields and, as a result, material variances between projected and actual manufacturing yields have a direct effect on our gross margin and profitability. The difficulty of forecasting manufacturing yields accurately and maintaining cost competitiveness through improving manufacturing yields will continue to be magnified by the ever-increasing process complexity of manufacturing semiconductor products. Our manufacturing operations also face pressures arising from the compression of product life cycles which requires us to bring new products on line faster and for shorter periods while maintaining acceptable manufacturing yields and quality without, in many cases, reaching the longer-term, high-volume manufacturing conducive to higher manufacturing yields and declining costs.

We are dependent upon third parties for the supply of raw materials and components.

         We believe we have adequate sources for the supply of raw materials and components for our manufacturing needs with suppliers located around the world. Although we currently purchase wafers used in the production of our complementary metal oxide semiconductor ("CMOS") products from one major supplier, such wafers are available from several other suppliers. We are currently dependent on two suppliers for epitaxial wafers used in the gallium arsenide semiconductor manufacturing processes at our Newbury Park, California facility. The number of qualified alternative suppliers for wafers is limited and the process of qualifying a new wafer supplier could require a substantial lead-time. Although we historically have not experienced any significant difficulties in obtaining an adequate supply of raw materials and components necessary for our manufacturing operations, we cannot assure you that we may not lose a significant supplier or that a supplier may be unable to meet performance and quality specifications or delivery schedules.

Our manufacturing operations in California may be adversely affected by power outages in that state.

         We have substantial manufacturing operations in California, which may experience electric power outages due to the difficulties being experienced by the electric utility industry in that state. If our California operations were to shut down due to lack of electric power for extended periods, they might be unable to meet customers' delivery schedules, thereby adversely affecting our revenue. In addition, our California operations may experience increased operating expenses due to inefficiencies resulting from irregular interruptions in electric power supply, including penalties and fines as a result of being unable to reduce the power consumption by its manufacturing facilities on short notice in connection with such interruptions. These operations also will incur increased electric power costs in the future. We are unable to predict how long the difficulties faced by the electric utility industry in California will continue, or how such difficulties will be resolved. To the extent they do continue and our operations experience power outages and/or increases in their cost of electric power, our business could be adversely affected.

We must incur significant capital expenditures for manufacturing technology and equipment to remain competitive.

         The semiconductor industry is highly capital intensive. Semiconductor manufacturing requires a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit smaller, more efficient and more powerful semiconductor devices. We maintain our own manufacturing, assembly and test facilities, which have required and will continue to require significant investments in manufacturing technology and equipment.

         We have made substantial capital expenditures and installed significant production capacity to support new technologies and increased production volume. We made capital expenditures during fiscal 2000 of approximately $315 million, compared to approximately $214 million during fiscal 1999. We expect our capital expenditures for fiscal 2001 will total approximately $190 million.

         We cannot assure you that we will have sufficient capital resources to make necessary investments in manufacturing technology and equipment.

Our success depends on our ability to effect suitable investments, alliances or acquisitions.

         Although we invest significant resources in research and development activities, the complexity and rapidity of technological changes make it impractical for us to pursue development of all technological solutions on our own. As part of our goal to provide advanced semiconductor product systems, we have and will continue to review on an ongoing basis investment, alliance and acquisition prospects that would complement our existing product offerings, augment our market coverage or enhance our technological capabilities. However, we cannot assure you that we will be able to identify and consummate suitable investment, alliance or acquisition transactions in the future.

         Moreover, if we consummate such transactions, they could result in:

         o issuances of equity securities dilutive to our existing shareholders;

         o    large one-time write-offs;

         o the incurrence of substantial debt and assumption of unknown liabilities;




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


         o    the potential loss of key employees from the acquired company;

         o amortization expenses related to goodwill and other intangible assets; and

         o the diversion of management's attention from other business concerns.

         In fiscal 2000, we recorded charges of $215.7 million for purchased in-process research and development and amortization expenses of $160.2 million for acquisition-related intangible assets, principally related to the ten acquisitions we completed in fiscal 2000. As a result of these acquisitions, we expect to record amortization expense related to goodwill and intangible assets in excess of $320 million annually for five years.

We may have difficulty integrating companies we acquire.

         We completed ten acquisitions in fiscal 2000. We evaluate acquisitions on an ongoing basis and we may make additional acquisitions in the future. Integrating acquired organizations and their products and services may be expensive, time-consuming and a strain on our resources. We could face several challenges integrating current and future acquisitions, including:

         o the difficulty of integrating acquired technology into our product offerings;

         o    the impairment of relationships with employees and customers;

         o the difficulty of coordinating and integrating overall business strategies and worldwide operations;

         o the potential disruption of our ongoing business and distraction of management;

         o the inability to maintain brand recognition of acquired businesses;

         o the inability to maintain corporate controls, procedures and policies;

         o the failure of acquired features, functions, products or services to achieve market acceptance; and

         o the potential unknown liabilities associated with acquired businesses.

         We cannot assure you that we will be able to address these challenges successfully.

We face a risk that capital needed for our business will not be available when we need it.

         Our $475 million credit facility was recently terminated. We did not use it to fund our operations, but it was a source of stand-by liquidity. We believe that cash flows from operations, existing cash reserves and available-for-sale marketable securities will be sufficient to satisfy our research and development, capital expenditure, working capital and other financing requirements for the next twelve months. However, we cannot assure you that this will be the case. We may need to obtain alternate sources of financing, such as another credit facility, in the future. We cannot assure you that we will have access to additional sources of capital on favorable terms or at all.

         In addition, we have and will continue to review, on an ongoing basis, strategic investments and acquisitions, which will help us grow our business. These investments and acquisitions may require additional capital resources. We cannot assure you that the capital required to fund these investments and acquisitions will be available in the future.

We are subject to the risks of doing business internationally.

         For fiscal 2000 and the first six months of fiscal 2001, approximately 70 percent and 65 percent, respectively, of our net revenues were from customers located outside the United States, primarily in the Asia-Pacific and European countries. In addition, we have facilities and suppliers located outside the United States, including our assembly and test facility in Mexicali, Mexico and third-party foundries located in the Asia-Pacific region. Our international sales and operations are subject to a number of risks inherent in selling and operating abroad. These include, but are not limited to, risks regarding:

         o    currency exchange rate fluctuations;

         o    local economic and political conditions;

         o    disruptions of capital and trading markets;

         o restrictive governmental actions (such as restrictions on transfer of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);

         o    changes in legal or regulatory requirements;

         o    limitations on the repatriation of funds;

         o    difficulty in obtaining distribution and support;

         o the laws and policies of the United States and other countries affecting trade, foreign investment and loans, and import or export licensing requirements;

         o    tax laws; and

         o limitations on our ability under local laws to protect our intellectual property.

         Because most of our international sales, other than sales to Japan (which are denominated principally in Japanese yen), are currently denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies. Moreover, we may be competitively disadvantaged relative to our competitors located outside the United States who may benefit from a devaluation of their local currency. We cannot assure you that the factors described above will not have a material adverse effect on our ability to increase or maintain our foreign sales.

         Our past operating performance has been impacted by adverse economic conditions in the Asia-Pacific region, which have increased the uncertainty with respect to the long-term viability of certain of our customers and suppliers in the region. Sales to customers in Japan and other countries in the Asia-Pacific region, principally Taiwan, South Korea and Hong Kong, represented approximately 57 percent and 49 percent, respectively, of our net revenues in fiscal 2000 and the first six months of fiscal 2001.

         We enter into foreign currency forward exchange contracts, principally for the Japanese yen, to minimize risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. We have not entered into foreign currency forward exchange contracts for other purposes and our financial condition and results of operations could be affected (negatively or positively) by currency fluctuations.

Our operating results may be negatively affected by substantial quarterly and annual fluctuations and market downturns.

         Our revenues, earnings and other operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

         o changes in end-user demand for the products manufactured and sold by our customers;

         o the effects of competitive pricing pressures, including decreases in average selling prices of our products;

         o production capacity levels and fluctuations in manufacturing yields;

         o    availability and cost of products from our suppliers;

         o    the gain or loss of significant customers;

         o our ability to develop, introduce and market new products and technologies on a timely basis;

         o    new product and technology introductions by competitors;

         o    changes in the mix of products produced and sold;

         o    market acceptance of our products and our customers' products;

         o    intellectual property disputes;

         o    seasonal customer demand;

         o the timing of receipt, reduction or cancellation of significant orders by customers; and

         o    the timing and extent of product development costs.

         The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. If our operating results fail to meet the expectations of analysts or investors, it could materially and adversely affect the price of our common stock and other securities.

The value of our common stock may be adversely affected by market volatility.

         The trading price of our common stock fluctuates significantly. Since our common stock began trading publicly, the reported sale price of our common stock on the NASDAQ National Market has been as high as $132.50 and as low as $6.84 per share. This price may be influenced by many factors, including:

         o    our performance and prospects;

         o    the depth and liquidity of the market for our common stock;

         o investor perception of Conexant and the industry in which we operate;

         o changes in earnings estimates or buy/sell recommendations by analysts;

         o    general financial and other market conditions; and

         o    domestic and international economic conditions.

         In addition, public stock markets have experienced, and are currently experiencing, extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and loss of our intellectual property rights.

         The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and may demand that we license their technology. Any litigation to determine the validity of claims that our products infringe or may infringe these rights, including claims arising through our contractual indemnification of our customers, regardless of their merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. We cannot assure you that we would prevail in litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If litigation results in an adverse ruling we could be required to:

         o    pay substantial damages;

         o    cease the manufacture, use or sale of infringing products;

         o    discontinue the use of infringing technology;

         o    expend significant resources to develop non-infringing technology;
              or

         o license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all.

If we are not successful in protecting our intellectual property rights, it may harm our ability to compete.

         We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. In addition, we often incorporate the intellectual property of our customers into our designs, and we have obligations with respect to the non-use and non-disclosure of their intellectual property. In the past, we have found it necessary to engage in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. We expect future litigation on similar grounds, which may require us to expend significant resources and to divert the efforts and attention of our management from our business operations. We cannot assure you that:

         o the steps we take to prevent misappropriation or infringement of our intellectual property or the intellectual property of our customers will be successful;

         o any existing or future patents will not be challenged, invalidated or circumvented; or

         o any of the measures described above would provide meaningful protection.

         Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. If any of our patents fails to protect our technology it would make it easier for our competitors to offer similar products. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

We may be liable for penalties under environmental laws, rules and regulations, which could adversely impact our business.

         We use a variety of chemicals in our manufacturing operations and are subject to a wide range of environmental protection regulations in the United States, Mexico and Canada. While we have not experienced any material adverse effect on our operations as a result of such regulations, we cannot assure you that current or future regulations would not have a material adverse effect on our business, financial condition and results of operations.

         In the United States, environmental regulations often require parties to fund remedial action regardless of fault. Consequently, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. We cannot assure you that the amount of expense and capital expenditures that might be required to complete remedial actions and to continue to comply with applicable environmental laws will not have a material adverse effect on our business, financial condition and results of operations.

         We have been designated as a potentially responsible party at one Superfund site located at a former silicon wafer manufacturing facility and steel fabrication plant in Parker Ford, Pennsylvania formerly occupied by the semiconductor systems business of Rockwell. The site was also formerly occupied by Recticon Corporation and Allied Steel Products Corporation, each of whom has also been named as a potentially responsible party and each of whom is insolvent. We have accrued approximately $2.1 million at March 31, 2001 for the cost of groundwater remediation, including installation of a public water supply line and groundwater pump and treatment system, as well as routine groundwater sampling. In addition, we are engaged in two other remediations of groundwater contamination at our Newport Beach and Newbury Park, California facilities for which we have accrued approximately $2.3 million for the costs of remediation at March 31, 2001. Pursuant to our agreement with Rockwell, we have assumed liabilities in respect of environmental matters related to current and former operations of Conexant.

Our management team may be subject to a variety of demands for its attention.

         Our management currently faces a variety of challenges, including the implementation of our expense reduction and restructuring initiatives, the integration of recently-acquired businesses and the anticipated separation of the Personal Networking and Mindspeed Technologies businesses. While we believe that we have sufficient management resources to execute each of these initiatives, we cannot assure you that we will have these resources or that our initiatives will be successfully implemented.

Certain provisions in our organizational documents and rights agreement and Delaware law may make it difficult for someone to acquire control of Conexant.

         We have established certain anti-takeover measures that may affect our common stock and convertible notes. Our restated certificate of incorporation, our by-laws, our rights agreement with Mellon Investor Services LLC, as rights agent, dated as of November 30, 1998, as amended, and the Delaware General Corporation Law contain several provisions that would make more difficult an acquisition of control of Conexant in a transaction not approved by our board of directors. Our restated certificate of incorporation and by-laws include provisions such as:

         o the division of our board of directors into three classes to be elected on a staggered basis, one class each year;

         o the ability of our board of directors to issue shares of our preferred stock in one or more series without further authorization of our shareowners;

         o    a prohibition on shareowner action by written consent;

         o a requirement that shareowners provide advance notice of any shareowner nominations of directors or any proposal of new business to be considered at any meeting of shareowners;

         o a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of our restated certificate of incorporation or by-laws;

         o elimination of the right of shareowners to call a special meeting of shareowners; and

         o    a fair price provision.

         We also have a rights agreement which gives our shareowners certain rights that would substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

         In addition to the rights agreement and the provisions in our restated certificate of incorporation and by-laws, Section 203 of the Delaware General Corporation Law generally provides that a corporation shall not engage in any business combination with any interested shareowner during the three-year period following the time that such shareowner becomes an interested shareowner, unless a majority of the directors then in office approves either the business combination or the transaction that results in the shareowner becoming an interested shareowner or specified shareowner approval requirements are met.

We may be responsible for certain federal income tax liabilities that relate to our spin-off from Rockwell.

         In connection with our spin-off from Rockwell, the Internal Revenue Service issued a tax ruling to Rockwell stating that the spin-off would qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended. While the tax ruling generally is binding on the Internal Revenue Service, the continuing validity of the tax ruling is subject to certain factual representations and assumptions. We are not aware of any facts or circumstances that would cause such representations and assumptions to be untrue.

         The Tax Allocation Agreement dated as of December 31, 1998 between Conexant and Rockwell provides that we will be responsible for any taxes imposed on Rockwell, Conexant or Rockwell shareowners as a result of either:

         o the failure of the spin-off from Rockwell to qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code; or

         o the subsequent disqualification of the spin-off from Rockwell as a tax-free transaction to Rockwell under Section 361(c)(2) of the Internal Revenue Code,

if the failure or disqualification is attributable to certain post-spin-off actions by or in respect of Conexant (including our subsidiaries) or our shareowners, such as our acquisition by a third party at a time and in a manner that would cause such failure or disqualification.

         The Tax Allocation Agreement also provides, among other things, that neither Rockwell nor Conexant is to take any action inconsistent with, nor fail to take any action required by, the request for the tax ruling or the tax ruling unless:

         o    required to do so by law;

         o    the other party has given its prior written consent; or

         o in certain circumstances, a supplemental ruling permitting such action is obtained.

Rockwell and Conexant have indemnified each other for any tax liability resulting from each entity's failure to comply with these provisions.

         In addition, we effected certain tax-free intragroup spin-offs as a result of Rockwell's spin-off of Meritor Automotive, Inc. (now ArvinMeritor, Inc.) on September 30, 1997. The Tax Allocation Agreement provides that we will be responsible for any taxes imposed on Rockwell, Conexant or Rockwell shareowners in respect of those intragroup spin-offs if such taxes are attributable to certain actions taken after the spin-off from Rockwell by or in respect of Conexant (including our subsidiaries) or our shareowners, such as our acquisition by a third party at a time and in a manner that would cause the taxes to be incurred.

         If we were required to pay any of the taxes described above, such payments would be very substantial.


                                 USE OF PROCEEDS


         The selling securityholders will receive all of the proceeds from the sales of common stock by them pursuant to this prospectus. We will not receive any proceeds from these sales. Any proceeds received by us from the the exercise of options granted under the Stock Purchase Agreement will be used for general corporate purposes. The actual amount of proceeds we receive upon the exercise of options will depend on how many options are ultimately exercised. However, if all the options issued prior to the date of this prospectus were exercised, the aggregate proceeds would not exceed approximately $1.5 million.


                           PRICE RANGE OF COMMON STOCK


         Our common stock began trading on the Nasdaq National Market under the symbol "CNXT" on January 4, 1999. The following table lists the high and low per share sale prices for our common stock as reported by the Nasdaq National Market for the periods indicated. These per share sale prices reflect the 2-for-1 stock split effected in the form of a stock dividend on October 29, 1999.


                                                                        High                       Low
                                                                        ----                       ---
               Fiscal year ending September 30, 1999:
                   Second quarter........................        $      13.84             $       6.84
                   Third quarter.........................        $      31.94             $      13.19
                   Fourth quarter........................        $      41.53             $      27.63
               Fiscal year ending September 30, 2000:
                   First quarter.........................        $      76.19             $      30.88
                   Second quarter........................        $     132.50             $      53.00
                   Third quarter.........................        $      79.00             $      31.25
                   Fourth quarter........................        $      57.06             $      26.50
               Fiscal year ending September 30, 2001:
                   First quarter.........................        $      43.25             $      13.75
                   Second quarter........................        $      21.50             $       8.19
                   Third quarter (through June 7, 2001)..        $      12.75             $       6.90


         On June 7, 2001 the last bid price of the common stock as reported on the Nasdaq National Market was $10.89 per share. As of May 25, 2001 there were approximately 48,760 holders of record of our common stock.


                                 DIVIDEND POLICY


         We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future.


                     DETERMINATION OF OPTION EXERCISE PRICES


         Under the Stock Purchase Agreement, each holder of Microcosm options received in exchange for the surrender and cancellation of all of his or her Microcosm options, a stock option to purchase that number of shares of Conexant common stock equal to the number of shares he or she would have received if he or she had exercised the Microcosm option and been a Microcosm shareholder immediately prior to the closing of the Microcosm acquisition transaction. The exercise price per share of the new Conexant option was determined in accordance with the Stock Purchase Agreement by aggregating the exercise prices of all Microcosm options held by the Microcosm option holder immediately prior to the closing and dividing it by the total number of shares of Conexant common stock for which the new Conexant option is exercisable. This determination of the exercise price was established through negotiations among the parties to the Stock Purchase Agreement.

         Under the Stock Purchase Agreement, a $1.00 per share exercise price was set for any Conexant options issued upon the release of the indemnification holdback or as additional consideration for achievement of certain technology and performance goals. This exercise price was also established through negotiations among the parties to the Stock Purchase Agreement.

                           MICROCOSM STOCK OPTION PLAN


         The following statements include summaries of certain provisions of our Microcosm Communications Limited Stock Option Plan. These statements do not purport to be complete and are qualified by reference to the provisions of the Plan, which are incorporated by reference into this prospectus. The Plan was adopted by Conexant's board of directors and became effective as of January 6, 2000.

Purpose

         The purpose of the Plan is to provide a means for Conexant to perform its obligations under the Stock Purchase Agreement with respect to the holders of Microcosm options. The Microcosm options originally granted under Microcosm's Executive Share Option Scheme were surrendered and canceled at the closing of the Microcosm acquisition. In exchange, we granted stock options under the Plan. In addition, as additional consideration for the surrender and cancellation of their Microcosm options, the former holders of Microcosm options are entitled to receive additional stock options under the Plan, in accordance with the Stock Purchase Agreement, upon the release of the indemnification holdback or as additional consideration payable if certain technology or performance goals are achieved.

Eligibility

         Only those persons who, on the closing date of the Microcosm acquisition, held Microcosm options are eligible to participate in the Plan and be granted stock options under the Plan. These stock options may be subsequently transferred, subject to certain restrictions on transfer.

Purchase Price

         The purchase price of the shares of our common stock subject to an option may be paid:

         o    in cash;

         o in shares of our common stock (valued at the closing price of our common stock as reported in the Nasdaq National Market reporting system on the date of exercise, or if no sale of shares of our common stock is reported for such date, the next preceding day for which there is a reported sale);

         o    in a combination of shares of our common stock and cash; or

         o through such other means as Conexant's board of directors determines are consistent with the Plan's purpose and applicable law.

         No fractional shares of common stock will be issued or accepted.

         In addition, any option holder may simultaneously exercise options and sell the shares of common stock acquired, pursuant to a brokerage or other arrangement, and use the proceeds from the sale as payment of the purchase price of the common stock and any applicable withholding taxes.

Shares Available

         The Plan provides for awards of stock options for that number of shares of our common stock as are necessary to provide to the holders of Microcosm options their portion of the consideration paid or to be paid by us pursuant to the Stock Purchase Agreement in the form of stock options.

         The common stock delivered upon exercise of a stock option may be treasury shares, authorized but unissued shares of common stock or shares of common stock acquired in the open market to satisfy the requirements of the Plan.

Award Agreements

         Each award under the Plan will be evidenced by an award agreement between the holder and Conexant. Each award agreement will state the number of shares of common stock subject to the award and will include the terms described below. In the event of any conflict between an award agreement and the Plan, the terms of the Plan will govern.

         Exercising Options

         The stock options issued under the Plan are immediately exercisable and entitle the option holder to purchase the number of shares of our common stock set forth in the award agreement. The exercise prices of the stock options were determined in accordance with the terms of the Stock Purchase Agreement described above under "Determination of Option Exercise Price."

         Rights as a Shareowner

         An option holder will have no rights as a shareowner with respect to any common stock covered by an award until the date he or she becomes the holder of record of the shares. Except as described below under "Adjustment Provisions", no adjustment will be made for dividends or other rights, unless the award agreement specifically requires the adjustment.

         Withholding

         Whenever taxes are required by law to be withheld in connection with the granting, vesting or exercise of an award, we will have the right to deduct those taxes from any payment to be made by us or Mellon Investor Services LLC, our stock option administrator, under the Plan. This may be done by retaining the notional proceeds received by us on a cashless exercise of stock options by a sale to us or the cash proceeds received by Mellon from a cashless exercise of stock options and remitting the cash or cash equivalent to Microcosm in order for Microcosm to withhold the applicable personal taxes in connection with such cashless exercise or requiring an option holder to remit to us an amount sufficient to satisfy the tax withholding obligation. An option holder may satisfy the withholding obligation by paying the amount of any taxes in cash, or shares of common stock may be delivered to us or sold or deducted from the payment to satisfy the obligation in full or in part. If an option holder satisfies the withholding obligation by paying in shares of our common stock, the tax amounts will be limited to the statutory minimum as required by law.

Administration; Interpretation

         The Plan is administered by our board of directors. Our board of directors also has the power to interpret the Plan, to adopt, amend and rescind procedural rules and regulations relating to the exercise of stock options under the Plan, and to take all other actions they may deem necessary or appropriate for the implementation and administration of the Plan.

Adjustment Provisions

         In the event of any change in or affecting shares of our common stock on account of any merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split or combination, or other distribution to holders of our common stock (other than a cash dividend), the Plan will be amended and the board of directors may adopt adjustments and take certain actions as it deems appropriate under the circumstances. However, these adjustments and actions may not materially adversely affect any holder of stock options granted under the Plan. In the event of a recapitalization, reorganization or reclassification of Conexant, the stock options will be exercisable for the same consideration as that for which our common stock is exchanged. These amendments, adjustments and actions may include changes in the number of shares of our common stock which may be issued or transferred pursuant to the Plan, the number of shares of our common stock subject to outstanding stock options and the related exercise price per share or a requirement that holders of stock options exercise such options and become holders of our common stock upon the occurrence of certain events.

Amendment and Termination; Term

         Except as described above under "Adjustment Provisions", (a) the Plan and the stock options granted under the Plan may not be amended, suspended or terminated without the consent in writing of the holders of then outstanding stock options representing at least 75 percent of the common stock underlying such stock options and (b) without the approval of the shareowners of Conexant,
(i) the number of shares subject to the Plan may not be increased and (ii) the exercise price of any stock option may not be reduced. No amendment, suspension or termination may impair the rights of any holder of stock options without that holder's consent.

         The Plan will remain in effect until all awards granted under the Plan have been exercised or terminated under the terms of the Plan and applicable award agreements.


                          DESCRIPTION OF CAPITAL STOCK


         The following description of our capital stock includes a summary of certain provisions of our restated certificate of incorporation and our by-laws. This description is subject to the detailed provisions of, and is qualified by reference to, our restated certificate of incorporation, as amended, and our by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

         We are authorized to issue (1) 1,000,000,000 shares of common stock, of which approximately 247,085,255 shares of common stock were outstanding as of April 27, 2001 and (2) 25,000,000 shares of preferred stock, without par value, of which our board of directors has designated (a) 1,500,000 shares as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of our preferred share purchase rights and (b) one share as Series B Voting Preferred Stock issued in connection with the acquisition of Philsar Semiconductor Inc. (the "Philsar Acquisition"). For a more detailed discussion of our preferred share purchase rights and how they relate to our common stock, see "Conexant Rights Plan". The authorized shares of common stock and preferred stock will be available for issuance without further action by our shareowners, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our shareowners is not so required, our board of directors may determine not to seek shareowner approval.

         Certain of the provisions described under this section entitled "Description of Capital Stock" could have the effect of discouraging transactions that might lead to a change of control of Conexant.

         Our restated certificate of incorporation and by-laws:

         o establish a classified board of directors, whereby our directors are elected for staggered terms in office so that only one-third of our directors stand for election in any one year;

         o require shareowners to provide advance notice of any shareowner nominations of directors or any proposal of new business to be considered at any meeting of shareowners;

         o require a supermajority vote to remove a director or to amend or repeal certain provisions of our restated certificate of incorporation or by-laws; and

         o preclude shareowners from calling a special meeting of shareowners.

Common Stock

         Holders of common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available therefor. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or set aside. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock. See "Dividend Policy".

         Each holder of common stock will be entitled to one vote for each such share outstanding in such holder's name. No holder of common stock will be entitled to cumulate votes in voting for directors. Our certificate provides that, unless otherwise determined by our board of directors, no holder of common stock will have any right to purchase or subscribe for any stock of any class which we may issue or sell.

         Mellon Investor Services LLC is the transfer agent and registrar for our common stock.

Preferred Stock

         Our restated certificate of incorporation permits us to issue up to 25,000,000 shares of our preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our shareowners. Our board of directors has designated (1) 1,500,000 shares of our preferred stock as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of our preferred share purchase rights and (2) one share of our preferred stock as Series B Voting Preferred Stock issued in connection with the Philsar acquisition. The powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock of any other series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock, including:

         o the maximum number of shares in the series and the distinctive designation;

         o    the terms on which dividends, if any, will be paid;

         o    the terms on which the shares may be redeemed, if at all;

         o the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

         o    the liquidation preference, if any;

         o the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

         o the restrictions on the issuance of shares of the same series or any other class or series; and

         o    the voting rights, if any, of the shares of the series.

         Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

         Series A Junior Participating Preferred Stock

         For a description of the Series A Junior Participating Preferred Stock, see "-- Conexant Rights Plan".

         Series B Voting Preferred Stock

         Under the Voting and Exchange Trust Agreement dated as of May 30, 2000 by and between Conexant, Philsar and CIBC Mellon Trust Company entered into in connection with the

Philsar acquisition, Conexant issued one share of Series B Voting Preferred Stock to CIBC Mellon Trust Company, as trustee of the voting trust established thereunder, which is holding the share in trust for the benefit of the holders of the exchangeable shares of Philsar issued to Philsar's stockholders in connection with the Philsar acquisition. The Series B preferred stock entitles the trustee to vote at meetings of the holders of our common stock. For each exchangeable share that is not held by us or one of our subsidiaries on the record date for any meeting of holders of our common stock, the trustee will have one vote for each such exchangeable share at such meeting, which will be exercised only to the extent that the trustee receives voting instructions from the registered holders of exchangeable shares. The trustee is entitled to notice of any stockholder's meeting in accordance with our by-laws.

         The trustee, as the holder of the Series B preferred stock, is entitled to receive such dividends and distributions in equal amounts per exchangeable share, payable in cash or otherwise, as may be declared per share of our common stock by our board of directors from time to time out of assets or funds of our legally available therefor to the holder of record as it appears on the stock books on such record dates as are fixed by the board of directors out of funds at the time legally available for the payment of dividends. Such dividends will not be cumulative.

         In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holder of Series B preferred stock is entitled to receive out of our assets, whether these assets are capital or surplus of any nature, an amount equal to the sum of (1) the dividends declared but not paid thereon to the date of the final distribution to the holder of the Series B preferred stock, and (2) $100 per share, and no more, before any payment shall be made or any assets distributed to the holders of shares of our common stock or any other class or series of our capital stock ranking junior as to liquidation rights to the Series B preferred stock.

         The Series B preferred stock is not convertible into or exchangeable for any other class or series of capital stock, or any other securities, of our or any other corporation.

         The Series B preferred stock is not subject to redemption by us until such time as there are no exchangeable shares outstanding which are not owned by us or any of its direct or indirect subsidiaries. Thereafter, the share of Series B preferred stock may be redeemed at any time by us, out of funds legally available for a stock redemption, for cash, at a price equal to the sum of $1.00 plus any declared and unpaid dividends, upon giving 30 days' written notice to the holder of record of the Series B preferred stock at the address of such holder set forth in our stock books. No sinking fund has been provided for the purchase or redemption of Series B preferred stock.

         At such time as (1) the Series B preferred stock is no longer entitled to vote at a meeting of holders of our common stock because there are no exchangeable shares outstanding which are not owned by us or any of our direct or indirect subsidiaries, and (2) there is no share of stock, warrant, option or other agreement, obligation or commitment of Philsar which by its terms could require Philsar to issue any exchangeable shares to any person other than us or any of its direct or indirect subsidiaries, then the share of Series B preferred stock will be retired and canceled promptly thereafter. Such share will upon its cancellation, and upon the taking of any action required by applicable law, become an authorized but unissued preferred share and may be reissued as part of a new series of preferred shares to be created by resolution or resolutions of our board of directors, subject to the conditions and restrictions on issuance set forth in our certificate of incorporation.

         The Series B preferred stock ranks equally with our common stock as to payment of dividends and prior to our common stock and our Series A junior preferred stock as to distribution of assets upon liquidation to the extent provided above.

Certain Provisions in Our Restated Certificate of Incorporation and By-Laws

         Our restated certificate of incorporation and by-laws contain various provisions intended to (1) promote the stability of our shareowner base and (2) render more difficult certain unsolicited or hostile attempts to take us over which could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business.

         Pursuant to our restated certificate of incorporation, the number of directors is fixed by our board of directors. Other than directors elected by the holders of any series of preferred stock or any other series or class of stock except common stock, our directors are divided into three classes, each class to consist as nearly as possible of one-third of the directors. Directors elected by shareowners at an annual meeting of shareowners will be elected by a plurality of all votes cast. Currently, the terms of office of the three classes of directors expire, respectively, at our annual meetings in 2002, 2003 and 2004. The term of the successors of each such class of directors expires three years from the year of election.

         Our restated certificate of incorporation contains a fair price provision pursuant to which a Business Combination (as defined in our restated certificate of incorporation) between us or one of our subsidiaries and an Interested Shareowner (as defined in our restated certificate of incorporation) requires approval by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless the Business Combination is approved by at least two-thirds of the Continuing Directors (as defined in our restated certificate of incorporation) or certain fair price criteria and procedural requirements specified in the fair price provision are met. If either the requisite approval of our board of directors or the fair price criteria and procedural requirements were met, the Business Combination would be subject to the voting requirements otherwise applicable under the Delaware General Corporation Law, which for most types of Business Combinations currently would be the affirmative vote of the holders of a majority of all of our outstanding shares of stock entitled to vote thereon. Any amendment or repeal of the fair price provision, or the adoption of provisions inconsistent therewith, must be approved by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless such amendment, repeal or adoption were approved by at least two-thirds of the Continuing Directors, in which case the provisions of the Delaware General Corporation Law would require the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote thereon.

         Our restated certificate of incorporation and by-laws provide that a special meeting of shareowners may be called only by a resolution adopted by a majority of the entire board of directors. Shareowners are not permitted to call, or to require that the board of directors call, a special meeting of shareowners. Moreover, the business permitted to be conducted at any special meeting of shareowners is limited to the business brought before the meeting pursuant to the notice of the meeting given by us. In addition, our certificate provides that any action taken by our shareowners must be effected at an annual or special meeting of shareowners and may not be taken by written consent instead of a meeting. Our by-laws establish an advance notice procedure for shareowners to nominate candidates for election as directors or to bring other business before meetings of our shareowners.

         Our restated certificate of incorporation provides that the affirmative vote of at least 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, would be required to:

         o    amend or repeal the provisions of our certificate with respect to
              (a) the election of directors, (b) the right to call a special shareowners' meeting or (c) the right to act by written consent;

         o    adopt any provision inconsistent with such provisions; or

         o amend or repeal the provisions of our restated certificate of incorporation with respect to amendments to our restated certificate of incorporation or by-laws.

In addition, our restated certificate of incorporation provides that our board of directors may make, alter, amend and repeal our by-laws and that the amendment or repeal by shareowners of any of our by-laws would require the affirmative vote of at least 80 percent of the voting power described above, voting together as a single class.

Conexant Rights Plan

         Each outstanding share of our common stock also evidences one preferred share purchase right. Each preferred share purchase right entitles the registered holder to purchase from us one two-hundredth of a share of Series A Junior Participating Preferred Stock, at $300, subject to adjustment. The description and terms of the preferred share purchase rights are set forth in the rights agreement dated as of November 30, 1998, as amended as of December 9, 1999.

         Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20 percent or more of the outstanding common stock or (2) 10 business days, or such later date as may be determined by our board of directors prior to such time as any person or group becomes an Acquiring Person, following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20 percent or more of the outstanding common stock, preferred share purchase rights will be attached to common stock and will be owned by the registered owners of common stock.

         The rights agreement provides that, until the preferred share purchase rights are no longer attached to the common stock, or until the earlier redemption or expiration of the preferred share purchase rights:

         o the preferred share purchase rights will be transferred with and only with common stock;

         o certificates representing common stock and statements in respect of shares of common stock registered in book-entry or uncertificated form will contain a notation incorporating the terms of the preferred share purchase rights by reference; and

         o the transfer of any shares of common stock will also constitute the transfer of the associated preferred share purchase rights.

As soon as practicable following the date the preferred share purchase rights are no longer attached to the common stock (the "Distribution Date"), separate certificates evidencing preferred share purchase rights will be mailed to holders of record of common stock as of the close of business on the date the preferred share purchase rights are no longer attached to the common stock and the separate certificates alone will evidence preferred share purchase rights.

         In addition, the rights agreement provides that in connection with the issuance or sale of our common stock following the Distribution Date and prior to the earlier of (1) the redemption of the preferred share purchase rights and
(2) the expiration preferred share purchase rights (a) we will, with respect to common stock issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement in existence prior to the Distribution Date, or upon the exercise, conversion or exchange of securities, notes or debentures (pursuant to the terms thereof) issued by us and in existence prior to the Distribution Date, and (b) we may, in any other case, if deemed necessary or appropriate by our board of directors, issue certificates representing the appropriate number of preferred share purchase rights in connection with such issuance or sale. We will not be obligated to issue any of these certificates if, and to the extent that, we are advised by counsel that the issuance of those certificates would create a significant risk of material adverse tax consequences to us or the person to whom such certificate would be issued or would create a significant risk that the stock options or employee plans or arrangements would fail to qualify for otherwise available special tax treatment. In addition, no certificate will be issued if, and to the extent that, appropriate adjustments otherwise have been made instead of the issuance thereof.

         Preferred share purchase rights will not be exercisable until the Distribution Date. Preferred share purchase rights will expire on December 31, 2008, unless this expiration date is extended or unless preferred share purchase rights are earlier redeemed by us, in each case, as described below.

         The purchase price payable, and the number of shares of Series A junior preferred stock or other securities or property issuable, upon exercise of the preferred share purchase rights will be subject to adjustment from time to time to prevent dilution upon the occurrence of the following events:

         o in the event of a stock dividend on, or a subdivision, combination or reclassification of, Series A junior preferred stock;

         o upon the grant to holders of shares of Series A junior preferred stock of certain rights or warrants to subscribe for or purchase shares of Series A junior preferred stock at a price, or securities convertible into shares of Series A junior preferred stock with a conversion price, less than the then current market price of the shares of Series A junior preferred stock; or

         o upon the distribution to holders of shares of Series A junior preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in shares of Series A junior preferred stock) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding preferred share purchase rights and the number of one two-hundredths of a share of Series A junior preferred stock issuable upon exercise of each preferred share purchase right will also be subject to adjustment in the event of a stock split of common stock or a stock dividend on common stock payable in common stock or subdivisions, consolidations or combinations of common stock occurring, in any such case, prior to the date the preferred share purchase rights are no longer attached to the common stock.

         We cannot redeem shares of Series A junior preferred stock purchasable upon exercise of preferred share purchase rights. Each share of Series A junior preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock whenever such dividend is declared. In the event of liquidation, the holders of Series A junior preferred stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Series A junior preferred stock will have 100 votes, voting together with common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A junior preferred stock will be entitled to receive 100 times the amount received per share of common stock. These rights will be protected by customary antidilution provisions.

         Because of the nature of the Series A junior preferred stock's dividend, liquidation and voting rights, the value of each one-hundredth interest in a share of Series A junior preferred stock purchasable upon exercise of each preferred share purchase right should approximate the value of one share of common stock.

         In the event that, at any time after a person has become an Acquiring Person, we are acquired in a merger or other business combination transaction or 50 percent or more of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a preferred share purchase right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of a preferred share purchase right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of a preferred share purchase right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a preferred share purchase right, other than preferred share purchase rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise, instead of shares of Series A junior preferred stock, that number of shares of common stock having a market value of two times the exercise price of a preferred share purchase right.

         At any time after any person or group of affiliated or associated persons becomes an Acquiring Person, and prior to the acquisition by such person or group of 50 percent or more of the outstanding shares of common stock, our board of directors may exchange preferred share purchase rights (other than preferred share purchase rights owned by such person or group, which will have become void after such person became an Acquiring Person) for common stock or Series A junior preferred stock, in whole or in part, at an exchange ratio of one share of common stock, or two hundredths of a share of Series A junior preferred stock (or of a share of another series of preferred stock having equivalent rights, preferences and privileges), per preferred share purchase right (subject to adjustment).

         With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least one percent. No fractional shares of Series A junior preferred stock will be issued, other than fractions which are integral multiples of one two-hundredth of a share of Series A junior preferred stock, which may, at our election, be evidenced by depository receipts. Instead, an adjustment in cash will be made based on the market price of Series A junior preferred stock on the last trading day prior to the date of exercise.

         At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20 percent or more of the outstanding shares of common stock, our board of directors may redeem preferred share purchase rights in whole, but not in part, at a price of $.01 per preferred share purchase right. The redemption of preferred share purchase rights may be made effective at such time, on such basis and with such conditions as our board of directors may determine, in its sole discretion. Immediately upon any redemption of preferred share purchase rights, the right to exercise preferred share purchase rights will terminate and the only right of the holders of preferred share purchase rights will be to receive the redemption price.

         The terms of preferred share purchase rights may be amended by our board of directors without the consent of the holders of preferred share purchase rights, including an amendment to decrease the threshold at which a person becomes an Acquiring Person from 20 percent to not less than 10 percent, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of preferred share purchase rights.

         Until a preferred share purchase right is exercised, the holder thereof, as such, will have no rights as a shareowner of Conexant, including, without limitation, the right to vote or to receive dividends.

         The foregoing summary of the material terms of preferred share purchase rights is qualified by reference to the rights agreement, a copy of which is on file with the SEC.

                             U.K. TAX CONSIDERATIONS


         Conexant has been advised by Manches & Co., U.K. counsel for Conexant, of the following details regarding the U.K. tax position of U.K. Holders arising from the exercise of stock options and the ownership and disposition of common stock. This discussion is based on currently existing provisions of U.K. law, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. There can be no assurance that the U.K. Inland Revenue will not take a view contrary to the interpretations set forth herein, and no ruling from the Inland Revenue has been or will be sought.

         Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to particular holders. The actual tax consequences of the exercise of stock options and the ownership and disposition of our common stock will vary depending upon the particular circumstances of each holder. The discussion which follows also does not address the tax consequences applicable to all categories of holders, some of which (such as dealers in securities or commodities, investors that do not hold their common stock as capital assets, tax exempt organizations, banks, thrifts, and insurance companies) may be subject to special rules.

         For purposes of this summary, a "U.K. Holder" means a beneficial owner of our common stock or stock options who is resident in the U.K. for the purposes of U.K. taxation law.

         Holders of our common stock and stock options are advised to consult their own tax advisers as to the U.K. or other tax consequences of the exercise of stock options and the ownership and disposition of our common stock, including the effect of any state, local or foreign tax laws.

         Stock Options

         If a U.K. Holder who is employed by Conexant or any associated company acquired options by reason of his or her employment or pursuant to the Microcosm Stock Purchase Agreement then, on an exercise of options for our common stock, the U.K. Holder will be subject to income tax on the exercise of such options. The tax will normally be charged on the difference between the value of our common stock acquired and the price paid by the owner for the common stock. The tax will in most instances be collected via the PAYE (pay as you earn) mechanism from subsequent payments of salary to the U.K. Holder. A charge to both employees' and employers' National Insurance Contributions (NIC) could also arise upon exercise of such options. Employers' NIC is a liability of the employer, not the employee.

         A subsequent disposal of our common stock may result in a liability to United Kingdom taxation of chargeable gains, depending on individual circumstances. If a U.K. Holder who is employed by Conexant or any associated company acquired our common stock upon the exercise of options granted by reason of his or her employment or pursuant to the Microcosm Stock Purchase Agreement then, in certain unusual circumstances, the U.K. Holder will be subject to income tax on some or all of the gain made on selling the common stock.

         Gains on Disposition of Our Common Stock

         A disposal of our common stock by a U.K. Holder may result in a liability to United Kingdom taxation of chargeable gains.

         For any U.K. Holder who is subject to U.K. corporation tax, the chargeable gain will be calculated after deducting an allowance for inflation based on the U.K. Retail Price Index (the indexation allowance).

         For U.K. Holders who are not U.K. corporation taxpayers, the indexation allowance has been frozen at 5 April 1998. However, a new relief (taper relief) has been introduced from that date under which the chargeable proportion of any gain on our common stock will generally be reduced by reference to the time the stock has been held. For most taxpayers with a qualifying period of ownership of three years taper relief will reduce the chargeable gain on the stock by 5 percent, with further reductions of 5 percent for each complete year the stock is held thereafter, subject to maximum taper relief of 40 percent where the stock is held for 10 years or more. In certain circumstances taper relief can be higher than these rates.

         If a U.K. Holder who is employed by Conexant or any associated company acquired our common stock by reason of his or her employment or pursuant to the Microcosm Stock Purchase Agreement then, in certain unusual circumstances, the U.K. Holder will be subject to income tax on some or all of the gain made on selling the stock.

         Dividends

         Dividends received from our common stock will in general be subject to U.K. tax in the hands of U.K. Holders. Most taxpayers will be entitled to offset against the U.K. tax charge the amount of any U.S. withholding tax paid in respect of the dividend. The amount of U.S. withholding tax may be reduced below the normal 30 percent rate pursuant to the U.S./U.K. double tax treaty.

         U.K. Inheritance Tax

         Individuals who are domiciled or deemed domiciled in the U.K. are generally subject to U.K. inheritance tax on their worldwide assets, wherever these are situated, and this would include our common stock. Where both U.K. inheritance tax and U.S. federal estate tax are chargeable in respect of the stock, a credit will normally be available to prevent a double tax charge from arising.


                     U.S. FEDERAL INCOME TAX CONSIDERATIONS


         Conexant has been advised by Chadbourne & Parke LLP, counsel for Conexant, that under the present provisions of the Internal Revenue Code, the principal U.S. federal income tax consequences arising from the exercise of stock options and the ownership and disposition of common stock are described below. This discussion is based on currently existing provisions of the Internal Revenue Code, existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. There can be no assurance that the Internal Revenue Service will not take a view contrary to the interpretations set forth herein, and no ruling from the IRS has been or will be sought.

         Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to particular holders. The actual tax consequences of the exercise of stock options and the ownership and disposition of our common stock will vary depending upon the particular circumstances of each holder. The discussion which follows also does not address the tax consequences applicable to all categories of holders, some of which (such as dealers in securities or commodities, investors that do not hold their common stock as capital assets, tax exempt organizations, banks, thrifts, insurance companies, and holders of common stock that own (directly, indirectly or by attribution) 10 percent or more of the outstanding common stock) may be subject to special rules.

         For purposes of this summary, a "U.S. Holder" includes a beneficial owner of our common stock or stock options that is: (1) a citizen or resident of the United States; (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or any state thereof; (3) a trust which is subject to primary supervision by a court within the United States and with respect to which one or more United States fiduciaries have the authority to control all substantial decisions; or (4) an estate the income of which is subject to U.S. federal income tax regardless of its source. A "Non-U.S. Holder" is any beneficial owner of our common stock or stock options that is not a U.S. Holder.

         Holders of our common stock and stock options are advised to consult their own tax advisers as to the United States or other tax consequences of the exercise of stock options and the ownership and disposition of our common stock, including the effect of any state, local or foreign tax laws.

U.S. Holders

         Stock Options

         If an individual U.S. Holder exercises a stock option, the individual U.S. Holder will, except as noted below, realize ordinary taxable compensation income measured by the difference between the option price and the fair market value of the shares on the date of exercise, and we will be entitled to a deduction in the same amount. Any difference between such fair market value and the price at which the individual U.S. Holder may subsequently sell such shares will be treated as capital gain or loss, long-term or short-term depending on the length of time the shares have been held.

         If upon exercise of an option the option price is paid in shares of stock, rather than cash, no gain or loss will be recognized upon the transfer of such shares in payment of the option price to the extent that the number of shares received is equal to the number of shares surrendered. In such case, the basis and holding period of a corresponding number of the shares received will be the same as the basis and holding period of the shares surrendered. To the extent that the number of shares received upon the exercise exceeds the number of shares surrendered, an individual

U.S. Holder would realize ordinary income in an amount equal to the fair market value of such excess number of shares, and such individual U.S. Holder's basis for such shares would be equal to such amount.

Non-U.S. Holders

         Stock Options

         The exercise of a stock option will have no U.S. federal income tax consequences to a Non-U.S. Holder of our common stock.

         Dividends

         In the event that dividends are paid on shares of our common stock, dividends paid to a Non-U.S. Holder of our common stock will be subject to withholding of U.S. federal income tax at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder must, however, file a valid Internal Revenue Service Form W-8BEN or successor form with the payer (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures are complied with), directly or through an intermediary to obtain the benefits of a reduced rate under an income tax treaty. A Non-U.S. Holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

         However, if (i) dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder and (ii) a valid Internal Revenue Service Form W-8ECI or successor form is filed with the payer, the dividends are not subject to withholding tax, but instead are subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30 percent or such lower rate as may be specified by an applicable income tax treaty.

         Gain on Disposition of Conexant Stock

         A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless: (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder; or (ii) in the case of a Non-U.S. Holder who is an individual and holds our common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met.

         An individual Non-U.S. Holder who falls under clause (i) above will, unless an applicable treaty provides otherwise, be taxed on his or her net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder who falls under clause (ii) above will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by certain U.S. capital losses.

         A Non-U.S. Holder that is a foreign corporation falling under clause
(i) above will be taxed on its gain under regular graduated U.S. federal income tax rates and may be subject to an additional branch profits tax equal to 30 percent of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

         Federal Estate Tax

         Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

         Information Reporting and Backup Withholding Tax

         Under Treasury regulations, Conexant must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

         A backup withholding tax is imposed at the rate of 3l percent on certain payments to persons that fail to furnish certain identifying information to the payer. A Non-U.S. Holder generally will be subject to backup withholding tax at a 31 percent rate unless a valid Internal Revenue Service Form W-8BEN of or successor form is filed with the payer (or in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures are complied with) directly or through an intermediary. Backup withholding and information reporting generally will also apply to dividends paid on our common stock at addresses inside the United States to Non-U.S. Holders that fail to provide certain identifying information in the manner required. The Treasury Regulations provide certain presumptions unless Conexant receives certification from the holder of the Non-U.S. Holder's Non-U.S. status.

         Payment of the proceeds of a sale of our common stock by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless the beneficial owner provides the payer with its name and address and certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general backup withholding and information reporting will not apply to a payment of the proceeds of a sale of our common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, or a foreign partnership in certain circumstances, such payments will be subject to information reporting, but not backup withholding, unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met or (ii) the beneficial owner otherwise established an exemption.

         Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.


                             SELLING SECURITYHOLDERS


         The shares which may be resold hereunder by the selling securityholders are any restricted shares issued by us under the Stock Purchase Agreement.

         These shares were issued in transactions exempt from the registration requirements of the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of their shares of our common stock.

         The following table sets forth information, as of May 24, 2001, with respect to the selling securityholders and the shares of common stock beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the shares of common stock. Because the selling securityholders may offer all or some portion of the common stock, we cannot estimate the amount of the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock since the date on which they provided the information regarding their shares in transactions exempt from the registration requirements of the Securities Act. No selling securityholder named in the table below beneficially owns one percent or more of our common stock based on 247,085,255 shares of common stock outstanding on April 27, 2001. Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required.



                                                               Shares of Common               Shares of Common
                                                             Stock Owned Prior to                   Stock
                         Name                                 the Offering(1)(2)              Offered Hereby(2)
-------------------------------------------------------  ----------------------------  ------------------------------
Donna Brailey                                                          2,956                         1,916
Jenny Brayne                                                           2,399                           238
Christopher Bryson                                                    14,626                           294
Peter Davies                                                          17,370                         6,875
Jerome Garez                                                          12,606                         1,748
Christian Hess                                                        23,664                           358
Graham Jones                                                          27,865                         2,156
Amanda Karn                                                              358                           358
Richard Mayo                                                         270,975                       270,975
Andrew John Millard                                                      302                           302
John Michael Millard                                                     302                           302
Stuart Millard                                                         7,048                           229
Ya Nong Ning                                                          12,002                           717
Mark Richardson                                                       44,674                         2,047
Gary Steele                                                        1,723,937                     1,723,937
Richard Watts                                                        245,763                       186,537
Colin Whitfield                                                       33,490                         1,197
Mark Wills                                                             3,250                           358
Shen Chia Wong                                                       137,678                       137,678
Esme Rose                                                               1000                          1000
-------------------------------------------------------- ----------------------------- ---------------------------------
Any other holder of shares or future transferee from
such holder                                                           20,084                        20,084
-------------------------------------------------------- ----------------------------- ---------------------------------
Total:                                                             2,602,349                     2,375,430


(1) Includes shares issuable upon the exercise of options to purchase our common stock under the Microcosm Communications Limited Stock Option Plan or the Conexant 2000 Non-Qualified Stock Plan.

(2) Includes shares previously registered under our Registration Statement on Form S-3 (Registration No. 333-30596).

         Each of the selling securityholders set forth in the table is a party to the Stock Purchase Agreement.

         Each of the following selling securityholders held the following positions with Microcosm prior to our acquisition of Microcosm: Gary Steele, Chairman, President and Chief Executive Officer; Richard Mayo, Vice President of Applications; Mark Richardson, Vice President of Finance; and Richard Watts, Vice President of Research. Currently, each of the following selling securityholders holds the following positions with Microcosm: Gary Steele, General Manager and Vice President; Richard Mayo, Senior Design Engineer; Mark Richardson, Finance Director; and Richard Watts, Research Fellow.

         In addition, as of the date of this prospectus, each of the individual selling securityholders set forth in the table, other than Donna Brailey, Peter Davies, Amanda Karn, Andrew John

Millard, John Michael Millard, Shen Chia Wong and Esme Rose is an employee of Conexant or one of its subsidiaries.

         All of the shares received by the selling securityholders upon the release of the indemnification holdback are "restricted securities" under the Securities Act.

         Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.


                              PLAN OF DISTRIBUTION


         The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

         The common stock may be sold in one or more transactions at:

         o    fixed prices,

         o    prevailing market prices at the time of sale,

         o    prices related to the prevailing market prices,

         o    varying prices determined at the time of sale, or

         o    negotiated prices.

         These sales may be effected in transactions:

         o on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

         o    in the over-the-counter market,

         o otherwise than on such exchanges or services or in the over-the-counter market,

         o through the writing of options, whether the options are listed on an options exchange or otherwise, or

         o    through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

         In connection with the sale of the common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the common stock short and deliver these securities to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

         The aggregate proceeds to the selling securityholders from the sale of the common stock offered by them hereby will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from the offering of shares by the selling securityholders.

         Our outstanding common stock is listed for trading on the Nasdaq National Market.

         In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

         The selling securityholders and any broker-dealers or agents that participate in the sale of the common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

         The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

         To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

         A selling securityholder may decide not to sell any common stock described in this prospectus. We cannot assure you that any selling securityholder will use this prospectus to sell any or all of the common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the common stock by other means not described in this prospectus.

         With respect to a particular offering of the common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

         o    the specific shares of common stock to be offered and sold,

         o    the names of the selling securityholders,

         o the respective purchase prices and public offering prices and other material terms of the offering,

         o the names of any participating agents, broker-dealers or underwriters, and

         o any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

         The holders of the shares of common stock received under the Stock Purchase Agreement have a right to have their shares of common stock registered under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights provides that the selling securityholders and Conexant will indemnify each other and their respective directors, officers, employees, stockholders, agents and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the common stock to the public, but each selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents, if any.

         The shares of common stock we issue upon the exercise of options issued under the Stock Purchase Agreement may be treasury shares, authorized but unissued shares or shares acquired in the open market.


                                  LEGAL MATTERS


         The validity of the issuance of the common stock subject to this prospectus will be passed upon for us by Jasmina Theodore Boulanger, Esq., our Associate General Counsel and Assistant Secretary.

                                     EXPERTS


         The consolidated financial statements and the financial statement schedule incorporated in this prospectus by reference from the Conexant Systems, Inc. Annual Report on Form 10-K for the year ended September 30, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of Maker Communications, Inc. incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.


                         HOW TO OBTAIN MORE INFORMATION


         In accordance with the Exchange Act, we file reports, proxy and information statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy and information statements and other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding registrants (including Conexant) that file electronically with the SEC (http://www.sec.gov). Our internet site is http://www.conexant.com.

         You also may inspect reports, proxy statements and other information about Conexant at the offices of the Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500.

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's public reference room or internet site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

         The SEC's rules allow us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those filings. This information we incorporate by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information. Any such information so modified or superseded will not constitute a part of this prospectus, except as so modified or superseded. We incorporate by reference the following documents and any future filings we make with the SEC under

Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of securities by this prospectus is completed:

         o Our Annual Report on Form 10-K for the fiscal year ended September 30, 2000 (including the portions of our Proxy Statement for our 2001 Annual Meeting of Shareowners that are incorporated therein by reference);

         o Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2000;

         o    Our Quarterly Report on Form 10-Q for the quarter ended March 31,
              2001;

         o    Our Current Report on Form 8-K filed April 3, 2000;

         o    Our Current Report on Form 8-K filed October 3, 2000;

         o    Our Current Report on Form 8-K filed March 27, 2001;

         o    Our Current Report on Form 8-K filed May 29, 2001; and

         o The description of our common stock contained in Item 11 of our Registration Statement on Form 10, as amended (File No. 000-24923), dated December 1, 1998, as amended by Part II, Item 2 of our Quarterly Report on Form 10-Q for the quarter ended December 31, 1999.

         Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material to Office of the Secretary, Conexant Systems, Inc., 4311 Jamboree Road, Newport Beach, California 92660-3095 (telephone number (949) 483-4600).

                           FORWARD-LOOKING STATEMENTS


         In addition to historical information, this prospectus contains statements relating to our future results. These statements include certain projections and business trends which are "forward looking" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date of this prospectus. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

         Our actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under "Risk Factors" as well as those set forth below and those detailed from time to time in our filings with the SEC:

         o global and market conditions, including the cyclical nature of the semiconductor industry and the markets related to our and our customers' products;

         o    demand for and market acceptance of new and existing products;

         o    successful development of new products;

         o    timing of new product introductions;

         o    successful integration of acquisitions;

         o availability and extent of utilization of manufacturing capacity and raw materials;

         o    pricing pressures and other competitive factors;

         o    changes in product mix;

         o    fluctuations in manufacturing yields;

         o    product obsolescence;

         o our ability to develop and implement new technologies and to obtain protection of the related intellectual property;

         o the successful implementation of our expense reduction and restructuring initiatives;

         o the successful separation of Mindspeed Technologies and the Personal Networking businesses;

         o    our ability to attract and retain qualified personnel;

         o    our labor relations and those of our customers and suppliers;

         o    maintaining a consistent and reliable source of energy;

         o    uncertainties of litigation; and

         o    other risks and uncertainties.

                                 ---------------

The Conexant logo is a trademark of Conexant Systems, Inc. Other brands, names and trademarks contained in this prospectus are the property of their respective owners.

================================================================================


                             Conexant Systems, Inc.


                                  Common Stock

             (including associated preferred share purchase rights)









                                 ---------------

                                   Prospectus

                                 ---------------









         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.


================================================================================